Exhibit 99.1

FOR IMMEDIATE RELEASE

Micromem Technologies Joins Norwegian EM Technology to Produce
 3-D Electromagnetic Hydrocarbon and Mineral Survey Tool

Toronto, New York, N.Y.—March 16, 2009 - Micromem Technologies Inc., (OTC: BB MMTIF, CNSX:  MRM) through its wholly owned U.S. based subsidiary Micromem Applied Sensor Technologies, Inc. (MASTInc) (www.mastinc.com), announced today they have received a contract from Norwegian EM Technology AS (NEMT) to develop and deliver a three-dimensional electromagnetic tool to conduct resource surveys for discovering hydrocarbons and minerals. NEMT is a member of a group of companies owned by Norsk Mineralutvikling AS, which includes Excel Expro Norge AS, an oil and gas offshore exploration company, and World Port Kirkenes AS, a transportation and logistics company. NEMT is the technology arm of the group and is focused on environmentally friendly use of passive EM technology and reducing exploration risk and cost.

NEMT has chosen MASTInc to produce EM receivers based upon MASTInc’s technology and leadership in its vision of where magnetic sensing is headed. Marius J. Mes, engineering manager for NEMT comments:  “NEMT needs a small, directionally sensitive magnetic sensor with a sensitivity in the pico-Tesla range that allows a high sampling rate.  This sensor needs to be combined with a directionally sensitive electrical sensor, a technology that MASTInc also possesses.”

MASTInc has designed and manufactured a magnetic sensor that incorporates several technologically superior innovations that address extending the sensitivity range of the conventional Hall sensor. These innovations include patented GaAs substrate leading to improved ion mobility. In addition, patented magnetic lensing, arraying of small micron-sized sensors, and digital signal processing are all focused on breaking the price–performance barrier traditionally set by other magnetic sensors.

This partnership between the two companies represents a long-term commitment to reducing exploration costs and improving the richness of data available from new sensing configurations.

This is a multiple part deliverable and provides that MASTInc will have access to extensive field-testing of sensors. The initial airborne sensing array may be followed by test and deployment of huge sensor arrays in a land-based application. It is anticipated that this partnership represents millions of sensor sales globally over the next several years. NEMT has expressed an interest in a possible distribution agreement once the testing is completed.

Steven Van Fleet, president of MASTInc, states “This business approach is consistent with MASTInc’s current focus on continual improvements in our sensor platform and partnering with companies that have deep domain expertise in various market verticals.”

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC: MMTIF, CNSX: MRM) fables semiconductor company with headquarters in Toronto, Canada and an office in New York City. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

Listing:

NASD OTC-Bulletin Board - Symbol: MMTIF
CNSX - Symbol: MRM

Shares issued: 84,709,367
SEC File No: 0-26005

Contact:

Jason Baun
Chief Information Officer
Micromem Technologies Inc.
416-364-2023
jbaun@micromeminc.com

Media Contact:

CPR for MASTInc
Dana Taormina
201-641-1911 x53
dtaormina@cpronline.com

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